OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is made as of October 23, 2009, by and between Embarcadero Funds, Inc., a Maryland corporation (the “Company”) on behalf of the Funds listed on Schedule A of this Agreement, each Fund a series of the Company, and the investment adviser of the Funds, Van Wagoner Capital Management, Inc. (the “Adviser”).

WITNESSETH

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Company and the Adviser, dated as of September 1, 2003 (the “Advisory Agreement”); and

WHEREAS, the Adviser has agreed to limit the Funds’ operating expenses pursuant to the terms and provisions of this Agreement, and the Company (on behalf of the Funds) desire to allow the Adviser to implement those limits.

AGREEMENT

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.

LIMIT ON OPERATING EXPENSES.  The Adviser hereby agrees to waive all or a portion of its agreed to advisory fees with respect to the Funds under the Advisory Agreement, and to reimburse the Funds for operating expenses it incurs (if necessary) to the extent necessary to ensure that the total operating expenses (excluding all federal, state and local taxes, interest, brokerage commissions and other costs incurred in connection with the purchase and sale of securities and extraordinary items such as litigation and merger expenses) of the Funds less do not exceed 2.99% of the Funds’ average daily net assets annually through April 30, 2011.  For purposes of this Agreement “Acquired Funds Fees and Expenses” and dividend expenses on short sales are not operating expenses.

2.

REIMBURSEMENT OF FEES AND EXPENSES.  The Adviser has a right to receive reimbursement for fee reductions and/or expense payments made pursuant to this Agreement made in the prior three years, provided that after giving effect to such reimbursement total operating expenses (excluding all federal, state and local taxes, interest, brokerage commissions and other costs incurred in connection with the purchase and sale of securities and extraordinary items such as litigation) of the Funds do not exceed 2.99% of the Funds’ average daily net assets in the year of reimbursement.

3.

TERM.  Except with respect to Section 2 hereof, this Agreement shall be effective for all periods through April 30, 2011.

4.

TERMINATION.  This Agreement can only be terminated by the Board of Directors of the Company.

5.

ASSIGNMENT.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6.

SEVERABILITY.  If any provisions of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

7.

GOVERNING LAW.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of California without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and  regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

EMBARCADERO FUNDS, INC.

(the “Company”)

By:______________________________

Jay Jacobs, Chairman

VAN WAGONER CAPITAL MANAGEMENT, INC. (the “Adviser”)

By:______________________________

Garrett Van Wagoner, President

SCHEDULE A

All-Cap Growth Fund

Small-Cap Growth Fund